Filed Pursuant to Rule 433

Registration No. 333-117344

December 12, 2005

5,042,382 Shares

Perini Corporation

Common Stock

This Free Writing Prospectus relates only to the securities described above and should only be read together with the Preliminary Prospectus Supplement dated December 5, 2005 relating to these securities.

Additional Information Regarding Judgment in Mergentime—Perini Joint Venture v. WMATA Matter

As disclosed in the Preliminary Prospectus Supplement, on November 28, 2005 the U.S. District Court for the District of Columbia entered a $21.8 million judgment against two of our joint ventures in the matter of the Mergentime Corporation, et al. v. Washington Metropolitan Area Transit Authority (WMATA) v. Insurance Company of North America. The court awarded WMATA $21,813,439 in damages, plus prejudgment interest. The court also awarded damages to the joint ventures of $200,442, plus prejudgment interest.

On December 6, 2005, we and Mergentime Corporation jointly filed a motion with the court requesting that the court enter an order directing the parties to submit briefs within 30 days regarding the appropriateness of the award of prejudgment interest and the amount and to mediate the award of prejudgment interest. On December 9, 2005, WMATA filed a motion with the court claiming prejudgment interest of $18,906,638.15 as of December 19, 2005. In addition, WMATA’s calculation of prejudgment interest assumed that the court would enter judgment on December 19, 2005. If the judgment is entered after that date, WMATA stated that it would adjust its calculation of prejudgment interest to account for the extra time for accrual of interest. WMATA also requests that the court (i) eliminate the prejudgment interest on the damages awarded to the joint ventures, (ii) reduce by $356,173 the net damages awarded to WMATA due to a clerical error and (iii) enter a judgment on December 19, 2005 in accordance with WMATA’s motion.

Calculation of the amount of prejudgment interest depends upon the interest rate to be applied as well as the time from which prejudgment interest is determined to accrue. While we intend to argue, based upon a variety of theories, that prejudgment interest should not be awarded at all or that it should be awarded in a lower amount than that claimed by WMATA, these arguments may not ultimately succeed. Until the court enters a judgment regarding the amount of prejudgment interest awarded, we do not know what the actual total amount of the prejudgment interest will be, but the amount could be material.

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